June 2, 2006

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Mail Stop 6010

Attention:   Mr. Jeffrey P. Riedler

                    Ms. Sonia Barros

                    Ms. Suzanne Hayes

                    Ms. Tabitha Akins

                    Mr. Oscar Young

Re:	Luna Innovations Incorporated
Registration Statement on Form S-1 (File No. 333-131764)

Ladies and Gentlemen:

On behalf of Luna Innovations Incorporated (the “Company”) we are transmitting for filing Amendment No. 8 (“Amendment No. 8”) to the above referenced registration statement (the “Registration Statement”).

For the convenience of the staff of the Securities and Exchange Commission, we are supplementally providing marked copies of Amendment No. 8. Please direct any questions or comments regarding Amendment No. 8 to me at (703) 864-6313.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Mark R. Fitzgerald

Mark R. Fitzgerald

cc:	Kent A. Murphy, Ph.D.
Scott	A. Graeff

Aaron S. Hullman, Esq.

Luna	Innovations Incorporated

Trevor	J. Chaplick, Esq.
Wilson	Sonsini Goodrich & Rosati, Professional Corporation

Marjorie S. Adams, Esq.

Daniel I. Goldberg, Esq.

DLA	Piper Rudnick Gray Cary US LLP